FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

SENIOR APPOINTMENT

Charles de Croisset, Chairman and Chief Executive Officer of CCF since 1993, and an Executive Director of HSBC Holdings plc since 2000, is to retire from the HSBC Group at the end of February 2004.

Subject to Board approval, Mr de Croisset will be succeeded as Chairman and Chief Executive Officer of CCF by Charles-Henri Filippi, currently Group General Manager and Global Head of Corporate and Institutional Banking at HSBC. Mr Filippi, who joined CCF in 1987, will also coordinate the HSBC Group's strategy in the eurozone.

HSBC Group Chairman, Sir John Bond, said: "Charles has led CCF with great distinction and has made a very significant contribution to the HSBC Board. Under his stewardship CCF has become one of the most respected banks in France. It was his vision which brought CCF successfully into HSBC to the benefit of both organisations. We shall miss having Charles as a colleague but we are fortunate that as talented and experienced an executive as Charles-Henri is succeeding him."

Charles de Croisset will retire from the Boards of HSBC Holdings plc and HSBC Bank plc on 27 February 2004 and 25 February 2004 respectively.

Biographies of Charles de Croisset and Charles-Henri Filippi follow.

Charles de Croisset
Chairman and Chief Executive Officer
CCF

Charles de Croisset is Chairman and Chief Executive Officer of CCF.

Mr de Croisset was born in New York in 1943. He graduated from the Institute of Political Studies in Paris and from the Ecole Nationale d'Administration. He also has a bachelor's degree in law.

In 1968 Mr de Croisset became Inspecteur des Finance with the French Finance Ministry and in 1972 Assistant to the Economic Adviser of the President of the Republic (Mr Georges Pompidou). In 1974 he was appointed a Member of the Minister's staff at the Ministry of Finance, then in 1976 at The Ministry of Public Works, Housing and Urban Planning, Transportation (Mr Jean Pierre Fourcade). In 1978 he became Chief of Staff and assistant to the Minister of Industry and Energy (Mr AndreGiraud).

Mr de Croisset joined CCF in 1980 as Secretary General. In 1983 he was appointed Senior Executive Vice President in charge of international affairs and in 1986 Senior Executive Vice President and then President (1987) in charge of the Banking Department. In 1987 Mr de Croisset became Chief of Staff of the State Minister of Economy, Finance and Privatisation (Mr Edouard Balladur). In June 1988 Mr de Croisset returned to CCF as President and Chief Operating Officer, Banking Department. He has been Chairman and Chief Executive Officer of CCF since May 1993.

Mr de Croisset became an Officier de la Legion d'Honneur in May 2003.

Charles-Henri Filippi
Group General Manager & Global Head of Corporate and Institutional Banking
HSBC Holdings plc

Charles-Henri Filippi was born in France in 1952 and was educated at the Institut d'Etudes Politiques and Ecole Nationale d' Administration.

Following a number of senior appointments in the French Civil Service (1979-1987), he joined Banque Stern as a director.

He then joined CCF in 1987 as Special Advisor to the Chief Executive Officer. He was appointed Executive Vice President, Corporate Finance and Banking in 1989, then Senior Executive Vice President, and Managing Director in 1993.

He became Group Executive Vice President, Head of Corporate Finance and Banking in 1995.

In 1998 he was appointed Executive President and joined the Board of CCF, also becoming Chairman and Chief Executive Officer of HSBC CCF Investment Bank (France).

After HSBC's acquisition of CCF in 2000, Mr Filippi was appointed Executive Director of HSBC Investment Banking and Markets and joined the Board of HSBC Bank plc.

He was appointed Group General Manager & Global Head of Corporate and Institutional Banking for HSBC Holdings in November 2001, and moved to London. He also became a member of the HSBC Group's Executive Committee.

In May 2002, Corporate and Institutional Banking was integrated within the Corporate, Investment Banking and Markets division and, in addition to his current role, Mr Filippi took on the wider relationship banking responsibilities for the division.

He is married and has four children.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: January 07, 2004